

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 11, 2010

Aijun Liu
Chief Financial Officer
Room 405, Tower C, Huahan Building,
16 Langshan Road, North High-Tech Industrial Park,
Nanshan District,
Shenzhen, China, 518057

   **Re: China Ritar Power Corp.
     Form 10-K for the fiscal year ended December 31, 2008
     Filed March 31, 2009
     File No. 000-25901**

Dear Mr. Liu:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Brian Cascio
             Accounting Branch Chief

cc: Ryan Nail, Company Counsel